                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                      NETWORK EQUIPMENT TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    641208103
                                 (CUSIP Number)

                                February 28, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

CUSIP No. 641208103                 13G                        Page 2 of 6 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

     HEARTLAND ADVISORS, INC.

     #39-1078128

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)  [_]
                                                              (b)  [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     WISCONSIN, U.S.A.

--------------------------------------------------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
           SHARES BENEFICIALLY
               OWNED BY                      285,100
                EACH
              REPORTING                  6.  SHARED VOTING POWER
               PERSON
                WITH                         None

                                         7.  SOLE DISPOSITIVE POWER

                                             939,900

                                         8.  SHARED DISPOSITIVE POWER

                                             None

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     939,900

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.2%

12.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 641208103                   13G                      Page 3 of 6 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                              WILLIAM J. NASGOVITZ      ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a)  [_]
                                            (b)  [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
     SHARES BENEFICIALLY OWNED BY
                 EACH                        534,700
               REPORTING
                 PERSON                  6.  SHARED VOTING POWER
                 WITH                        None


                                         7.  SOLE DISPOSITIVE POWER
                                             None

                                         8.  SHARED DISPOSITIVE POWER
                                             None

-------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 534,700

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  2.4%

12.  TYPE OF REPORTING PERSON

                   IN

CUSIP NUMBER 641208103                                Page 4 Of 6 Pages

Item 1.
     (a) Name of Issuer:   Network Equipment Technologies, Inc.
         --------------


     (b) Address of Issuer's Principal Executive Offices:
         -----------------------------------------------
           6530 Paseo Padre Parkway
           Fremont, CA 94555

Item 2.
     (a) Name of Person Filing: (1) Heartland Advisors, Inc.
         ---------------------
                                (2) William J. Nasgovitz


     (b) Address of Principal Business Office:
         ------------------------------------
             (1) 789 North Water Street            (2)  789 North Water Street
                 Milwaukee, WI  53202                   Milwaukee, WI  53202


     (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.
         -----------
                       William J. Nasgovitz - U.S.A


     (d) Title of Class of Securities:  Common Stock
         ----------------------------

     (e) CUSIP Number:  641208103
         ------------

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.
        ---------

          For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[X]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        -------


        Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
--------------------------------------------------------


              Not Applicable.


Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------


              Not Applicable.


Item 9.  Notice of Dissolution of Group.
         ------------------------------


              Not Applicable.


Item 10. Certification.
         -------------

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: March 4,  2002



WILLIAM J. NASGOVITZ                           HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                         By: /s/ PAUL T. BESTE
----------------------                                 -------------
    Paul T. Beste                                      Paul T. Beste
    As Attorney in Fact for                            Chief Operating Officer
    William J. Nasgovitz



EXHIBIT INDEX

      Exhibit 1         Joint Filing Agreement

EXHIBIT 1



                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Network Equipment Technologies, Inc. at February 28, 2002.


WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
       ----------------
         Paul T. Beste
As Attorney in Fact for William J. Nasgovitz





HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
         -------------
          Paul T. Beste
          Chief Operating Officer